Exhibit 99.5

CONSENT OF DREW ANWYLL

The undersigned hereby consents to the inclusion in the Management’s Discussion & Analysis of Financial Condition and Results of Operation of Mayfair Gold Corp. (the “Company”) for the three and six month period ended June 30, 2026 of references to the undersigned as a non-independent qualified person and the undersigned's name with respect to the disclosure of technical information contained therein.

The undersigned further consents to the inclusion or incorporation of all references to the undersigned in the Company’s Registration Statement on Form F-10 (No. 333-295084). This consent extends to any amendments to the Form F-10, including post-effective amendments.

/s/ Drew Anwyll
Drew Anwyll, P. Eng.
August 12, 2026